September 19, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

RE: Go Go Buyers, Inc.

Registration Statement on Form S-1

Filed August 16, 2022

File No. 333-256118

Dear Staff of Division of Corporation Finance:

By letter dated August 31, 2022 the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Go Go Buyers, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-3 filed on August 16, 2022.  This letter contains the Company’s responses to the Staff’s comments. Along with the delivery of this letter, the Company is filing Amendment No. 4 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the requirements of Rule 8-02 of Regulation S-X. Please include financial statements for each of the most recent two fiscal years. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Amendment No. 4 to Registration Statement on Form S-1

Registration Statement on Form S-1 Cover Page

Risk Factors
Because our President, Treasurer, Secretary and Director..., page 13

1.	Please revise the first paragraph of this risk factor to indicate whether Mr. Ny will spend 5% or 65% of his time on your operations.

The Company has revised the information.

Because our President, Treasurer, Secretary and Director will only be devoting 65% of his time to our operations…

Certain Relationships and Related Party Transactions, page 35

2.	We note your response to previous comment 5. Please disclose the material terms of the verbal agreement entered into on October 25, 2020 with Mr. Ny, which is filed as Exhibit 10.2.

According to the terms of the Agreement as of October 25, 2020, the Director commits to loan up to $50,000 for the expansion purposes, in particular for future website development. The amount is going to be used for further web platform development and signing contracts with the companies operating in designer development, website quality assurance and providing acceptance tests for the website performance. Furthermore, upon website completion we intend to spend significant resources on digital marketing, being a small business.

General

3.	We note your response to previous comment 7. However, a loan from Mr. Ny does not appear to be a significant step towards commencing your stated business plan, as the loan itself does not have any specific requirements. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

The Company is actively working on the building of the web platform. As it is the initial product of the company, all the resources are aimed at its staged development.

The target audience of the platform is small businesses and individual travelers who go from their departure point to the destination and can deliver goods. The platform allows a user to publish an order requesting an intended product. Conversely, a buyer can accept the order receiving the details. Go Go Buyers’ platform is intended to connect people from anywhere in the world and help meet their needs. Also, small businesses will benefit from using a user-friendly platform where they can directly locate new customers and conduct operations with them.

The Director of the Company agreed to provide funding for the business to complete the website set up in the nearest couple of weeks. As of today, the prepaid balance is $6,000. The amount was paid for developing the website project and design, layout and content, and coding. The services were provided by Elestonia Trade, an Estonian IT company. As of today, we have created a website domain. You can refer to it at https://gogobuyers.com/.We are working on the filling of the website. For further development, we require more significant expenses that will entail further designing, building, and filling out the website content. Upon completing every development stage, the Company will have to perform acceptance tests of the website performance. At the moment, the Company is engaged in preliminary oral negotiations with some IT companies who will help build the website.

We do not believe we are a shell company as defined under Rule 405 of the Securities Act of 1933.

The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB that has:

(A) No or nominal operations; and

(B) Either:

(1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The above definition of a shell company does not include a “start-up” company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

In SEC Release No. 33-8869, effective February 15, 2008 (the “Release”), the SEC stated that under new rule 144(i) “Rule 144 will not be available for the resale of securities initially issued by [***] a shell company --- or an issuer that has been at any time previously [***] a shell company”, unless the provisions of Rule 144(i)(2) have been met. (Release at pg. 48) This text is then immediately qualified by Footnote 172 (“Fn. 172”) which states “Rule 144(i) does not prohibit the resale of securities under Rule 144 that were not originally issued by a reporting or non-reporting shell company or an issuer that has at any time previously been such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale.

In adopting the definition of a shell company in the “Release”, the Commission also stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

Taking into account the Company’s Financial Statements for the period ended June 30, 2022, the Company’s prepaid expenses in the amount of $6,000 were paid for the initial website development. Upon the finishing the website development, prepaid expenses will be incurred for assets which evidences that the Company’s operations cannot be regarded as “nominal”, consequently, the Company cannot be a “shell” company.

Despite disagreeing that we are a shell company, we have however, added the following to page 3:

“We do not believe that we are a shell Company. Currently, we do not have plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. At this time, the Company, the Company’s sole officer and director, and any and all related parties to the Company, do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.”

Also, a risk factor was added on page 12:

We may be deemed to be a “shell company” and as such shareholders may not be able to rely on the provisions of Rule 144 for resale of their shares until certain conditions are met.

Very truly yours,

GO GO BUYERS

/s/ Sna Ny

Sna Ny

President